Page 1 of 11 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                               AMF BOWLING, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                   COMMON
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  03113V109
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 03113V109                       Page 2 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               895,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             11,973,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                895,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       11,973,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,868,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 03113V109                       Page 3 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             11,035,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       11,035,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,035,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 03113V109                        Page 4 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            895,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             938,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             895,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       938,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,833,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 03113V109                        Page 5 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,045,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       9,045,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,045,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 03113V109                   Page 6 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               895,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             11,973,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                895,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       11,973,600
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,868,600
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 7 of 11 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               AMF Bowling, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               8100 AMF Drive
               Richmond, VA 23111
          (c)  Title and Class of Securities:
               Common

Item 2.   Identity and Background
          (a)  Name:
               Baron Capital Group, Inc.  ('BCG')
               BAMCO, Inc.  ('BAMCO')
               Baron Capital Management, Inc.  ('BCM')
               Baron Asset Fund ('BAF')
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               New York, NY 10153
          (c)  Present Principal Employment:
               BCG:             Holding company
               BAMCO:           Investment adviser
               BCM:             Investment adviser
               BAF:             Registered investment company
               Ronald Baron:    President: BCG, BAMCO, BCM; CEO OF BAF
               767 Fifth Avenue
               New York, NY 10153
          (d)  Record of Convictions:
               During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               BCG, BAMCO and BCM are New York corporations. BAF is a Massachusetts business trust. Ronald Baron is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration
           Ronald Baron owns no shares of the issuer directly.
           BAMCO directed the purchase of 11,035,000 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $262,965,555. Of those shares, 9,045,000 were purchased for the account of BAF, for a total purchase price of $217,349,670. BCM directed the purchase of 938,600 shares of the issuer for its investment advisory clients for an aggregate purchase price of $22,599,103 and 895,000 shares for two investment partnerships for an aggregate purchase price of $21,603,478. All of the shares were paid for by cash assets in the respective clients' accounts and by margin borrowings for the account of one BCM client pursuant to standard margin agreements with Spear, Leeds & Kellogg.

                                                          Page 8 of 11 Pages


  Item 4.  Purpose of Transaction
           The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons.

 Item 5.  Interest in Securities of the Issuer*
           (a) Amount and percentage beneficially owned:
               BCG:             12,868,600      21.6%
               BAMCO:           11,035,000      18.5%
               BCM:              1,833,600       3.1%
               BAF:              9,045,000      15.2%
               Ronald Baron:    12,868,600      21.6%

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
               BCG:                895,000
               BAMCO:                    0
               BCM:                895,000
               BAF:                      0
               Ronald Baron:       895,000
               (ii)  shared power to vote or direct the vote:
               BCG:             11,973,600
               BAMCO:           11,035,000
               BCM:                938,600
               BAF:              9,045,000
               Ronald Baron:    11,973,600
               (iii) sole power to dispose or to direct the disposition:
               BCG:                895,000
               BAMCO:                    0
               BCM:                895,000
               BAF:                      0
               Ronald Baron:       895,000
              (iv)  shared power to dispose or direct the disposition:
               BCG:             11,973,600
               BAMCO:           11,035,000
               BCM:                938,600
               BAF:              9,045,000
               Ronald Baron:    11,973,600

              *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to the BAF shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investment partnerships for which BCM and Ronald Baron serve as general partners. Reporting Persons disclaim beneficial ownership of all the shares for which they share power.

           (c) A schedule of transactions effected in the last sixty days is attached hereto.

                                                          Page 9 of 11 Pages

           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from, the sale of the securities in their respective accounts. To the best of Reporting Persons' knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 30, 1998


                               Baron Capital Group, Inc., BAMCO, Inc.,
                               Baron Capital Management, Inc.  and
                               Baron Assert Fund
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, President


                               Ronald Baron, Individually
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron